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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Management’s Discussion and Analysis

For the three-month period ended March 31, 2013

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

May 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s consolidated financial statements and related notes as at and for the year ended December 31, 2012 which have been prepared in accordance with International Financial Reporting Standards.  Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A.  Unless otherwise indicated, all funds in this document are in Canadian dollars.  For further information on the Company, reference should be made to its public filings which are available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.kiskametals.com

BACKGROUND

3

HIGHLIGHTS – Q1 2013

3

OUTLOOK AND STRATEGY

3

RESULTS OF OPERATIONS

4

MINERAL PROPERTY EXPENDITURES

17

QUARTERLY FINANCIAL RESULTS

18

LIQUIDITY

19

CAPITAL RESOURCES

20

OFF-BALANCE SHEET ARRANGEMENTS

21

TRANSACTIONS WITH RELATED PARTIES

21

CHANGES IN ACCOUNTING POLICIES

21

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

21

EVENTS SUBSEQUENT TO THE PERIOD END

21

ESTIMATES, RISKS AND UNCERTAINTIES

21

OTHER INFORMATION

22

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

BACKGROUND

Kiska Metals Corporation (the “Company” or “Kiska”) is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Canada, and Australia, and has property interests in Nevada, USA and Yukon Territory, Canada. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation in 2009, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

HIGHLIGHTS – Q1 2013

•

For the period ended March 31, 2013, the Company reported net income of $1.8 million or $0.02 per share.  The Company had cash and cash equivalents of $3.8 million at March 31, 2013.

•

On February 27, 2013, the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million common shares of Brixton.

•

During the quarter, Inmet Mining (Australia) Pty. Ltd. funded an exploration program consisting of airborne magnetics and radiometrics surveys to cover the entire 150 square kilometre Barmedman property in New South Wales, Australia. A ground-based magnetics survey was also undertaken to identify felsic intrusive rocks prospective for porphyry deposits. Results are pending.

OUTLOOK AND STRATEGY

In 2013, management expects to take the same approach to exploration and cash conservation as was taken in 2012. With the prolonged downturn in the resource equity markets, management has taken steps to reduce expenditures and reduce overhead including staff reductions, addressing office (Vancouver) and storage/warehousing (Alaska) rental costs and closure of the Whistler exploration camp. Further austerity measures may also be taken. A focus will be placed on finding option/joint venture partners to advance the Company's robust portfolio of early stage projects. This process is underway, with the Baker Hughes Hilltop property agreement as an example of one such deal. Based on the external interest in Kiska’s projects management expects to have new partners funding exploration on properties in addition to current partners Xstrata (Quesnel Trough, BC) and Inmet (Barmedman, Australia).

Management is assessing its options with respect to a large portfolio of royalties held on properties in Canada (British Columbia, Yukon Territory, Northwest Territories and Ontario), Ukraine and New Zealand. Each royalty is under evaluation and the process may result in the sale of some or all of the royalty portfolio. Management is also investigating another strategic option which would potentially result in the acquisition of assets complementary to its existing portfolio.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

RESULTS OF OPERATIONS

Alaska Properties

Whistler Project

N
KISKA
METALS CORPORATION
Whistler Property
Round Mountain
Whistler Deposit
Raintree
Whistler Orbit
Whistler Camp
Rainmaker
23 km
Muddy Creek
Island Mountain
Legend
Resource
Prospect
Camp
0
5
10
kilometers

The Whistler Property, consisting of 884 claims covering 135,203 acres (54,715 hectares), is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District. The property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to MF2, LLC. In addition, some of the claims are subject to a 1.5% NSR to the original owner, which can be bought down to 0.5% by a US$10 million payment. Moreover, Teck owns a 2% net profit interest (NPI) over all of these claims.

The Whistler property can be broadly defined into the following prospects;

-

Whistler Deposit;

-

Whistler Orbit (50km2 area in the vicinity and surrounding the Whistler Deposit);

-

Island Mountain;

-

Muddy Creek.

Since 2009, exploration has focused on the Whistler Orbit and Island Mountain targets in an effort to add additional deposits to the property resource base. Since 2007, the Company has drilled 199 conventional and shallow scout holes (56,072 metres) on the Whistler Property.

The Company is assessing options for moving the project forward in the current market conditions, including securing a partner to fund further exploration and development of the Whistler Project.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

a)

Whistler Deposit

The core asset of the Whistler Property is the Whistler Deposit, a gold-copper porphyry deposit hosted in a multi-phase diorite intrusion. It is host to a pit-delineated Indicated and Inferred resource published in January 2011.

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq2 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1. Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper ; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper.

3. Totals may vary due to rounding.

Recent work on the project has focused on the Whistler Deposit to gain a better understanding of the geological characteristics of the deposit and to begin assessing the engineering aspects of the project. Management intends to continue this work as market conditions permit and is considering a detailed review of the Whistler Deposit resource estimate in the next quarter.

Geological data collected by Kiska and previous workers was compiled and reinterpreted leading to the revision of the Whistler Deposit geological model. This included relogging drill core within the deposit as well as limited mechanized trenching (one trench, 111 metres in length) to enhance and confirm the geological model. This revised model will be important for targeting future exploration holes, resource updates and for use in ongoing engineering studies.

AMC Mining Consultants (Canada) Ltd, worked with Kiska’s consulting metallurgist to investigate the metallurgical performance of Whistler mineralization. Representative samples were submitted for open circuit and locked-cycle testing to assess metal recoveries and to help determine potential ore processing flow sheets. Composite samples were collected from two holes (WH08-08 and WH10-19) in the Whistler Deposit. Recoveries of 91.9% for copper and 73.1% for gold were obtained from locked cycle flotation tests of the WH08-08 sample (feed grade of 0.11% copper and 0.43 g/t gold). The test produced a concentrate grading 24.5% copper and 79.3 g/t gold.

Similar results were obtained from locked cycle flotation tests of WH10-19 mineralization (feed grade of 0.22% copper and 0.53 g/t gold). Recoveries of 91.9% were obtained for copper and 67.7% for gold. This test produced a concentrate grading 26.2% copper and 46.5 g/t gold.

Knight Piesold Ltd. has been engaged to study the options and design for potential power and access routes, mine site infrastructure, pit design and mining/processing options. These studies are not yet complete. Management will advance these studies at a pace appropriate for current market conditions.

b)

Whistler Orbit:

The Whistler Deposit sits within a cluster of porphyry centres in what is termed the Whistler Orbit. Prospects within the Orbit include Raintree West, Raintree North, Raintree South and

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

Rainmaker, which all share similarities to the Whistler with respect to host rock, style of mineralization, gold-copper grades and alteration patterns indicating a genetic association. These targets are all located within a few kilometres of the Whistler Deposit.

Legend
2011 DDH
Pre-2011 DDH
2011 Shallow Grid and Scout Holes
Topographic Contours (10 meters)
Interpreted Faults
Raintree North
Raintree East
Whistler Deposit
Raintree West
Raintree South
Rainmaker
1 kilometer
Whistler Prospect Locations
(Background of Shaded RTP Magnetics)

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Raintree West consists of two zones divided by a fault. One is near surface under a veneer of glacial till, and the other a deep zone. The 150 metre long by 125 metre wide zone of near surface mineralization occurs to a depth of 170 metres. Magnetic data indicates this zone may extend to a length 250 metres at surface. A 2009 hole within this area returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc (0.65 g/t gold equivalent*) in hole WH09-002. The deep zone has a an apparent width of 300 metres with 325 metres of strike extent and is open at depth,  A 2011 intersection of this deep zone and a surrounding mantle of epithermal textured precious and base metal-bearing quartz-carbonate veins averaged 0.72 g/t gold 3.2 g/t silver, and 0.12% copper (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper (1.31 g/t gold equivalent*). The tenor of deep mineralization is evidenced by the final 172 metres of the hole, starting at 619 metres, which averaged 1.13 g/t gold, 3.9 g/t silver and 0.18% copper.

The Rainmaker, Raintree North and Raintree South prospects appear to be moderately to steeply dipping, 100 metre-wide bodies of gold-copper mineralization. All are open to depth. Faulting bounds the Rainmaker and Raintree North prospects, but further step out drilling and geological and structural interpretation may aid in the expansion of these prospects, which exhibit similar gold and copper grades as the Whistler Deposit.

Earlier stage prospects are also present within the Orbit at Whistler-like porphyry targets such as Dagwood, Snow Ridge, Round Mountain and Canyon Creek. These are drill-ready targets that merit further exploration. Management continues to prioritize targets, including the Whistler Orbit prospects for

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

potential follow up. Due to the focus of work on the Whistler Deposit only a very limited amount of exploration was undertaken at Raintree West. One backhoe-excavated trench, 49 metres in length, was completed to expose Raintree West mineralization at surface.

c)

Island Mountain:

Cirque Zone
N
512,000 mE
513,000 mE
514,000 mE
Monzonite \ Porphyry
6,849,000 mN
Hornfels
Hbl Porphyry
Diorite
Diorite
6,848,000 mN
Breccia Zone
SC Target
Monzonite
6,847,000 mN
0
250
500
meters

The majority of exploration at Island Mountain has targeted the Breccia Zone, where the 2009 discovery hole IM09-01 returned 0.72 g/t gold, 2.37 g/t silver and 0.16% copper over 150 metres and a second interval of 1.22 g/t gold over 106.9 metres. An additional nine holes, totaling 3,937 metres, were completed along with mapping and soil and rock geochemical surveys in 2010. Highlights of the Island Mountain Breccia zone include IM10-013, collared 110 metres north of the discovery section, which intersected 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper. Exploration in 2011 built upon the success of the previous two programs, with holes expanding the extents of the Breccia Zone on a total of six 50 metre-spaced sections.

To date, drilling has defined gold-copper and peripheral gold-only mineralization over a strike length of 250 metres, 400 metres in width and to a depth of 450 metres. Mineralization remains open to the north and at depth. Using this data, Kiska developed a more refined geological model for the Breccia Zone, defining key lithologies and the alteration and mineralization patterns and assemblages.  This will aid in future resource estimates and in exploring the northern extents of the Breccia Zone, as well as other targets in the Island Mountain area that may be genetically related.  Initial results are positive from breccias located 500 to 700 metres north of the Discovery Breccia, with results such as 73.9 metres of 0.72 g/t gold, 2.24 g/t silver and 0.09% copper in IM11-30. This highlights the potential for additional mineralization between the breccias and warrants further drilling.

Further analysis of the Island Mountain data has identified new targets, suggesting that Island Mountain may be host to a cluster of porphyry centres much like the Whistler Orbit area. Among these targets, the SC is a compelling prospect, a 1,200 by 700 metre wide EM conductor, 1,250 metres east of the Breccia Zone. Drilling returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 metres and 0.45 g/t gold equivalent* over 30.0 metres in hole IM11-21.

Another is the Howell prospect, two kilometres north of the Breccia Zone. The Howell is defined by strong coincident gold, copper and molybdenum soil geochemical anomalies over a core area of 650 metres in diameter. Coincident magnetics and resistivity anomalies and the presence of strongly altered monzonite intrusive rocks make this another drill-ready priority target at Island Mountain.

In 2012, a detailed review of the Island Mountain Breccia Zone drill core from the 2011 campaign was completed. This work refined the geological model for the Island Mountain Breccia Zone resulting in a deeper understanding of the controls on mineralization.  This study will aid in prioritization of drill targets at Island Mountain for future campaigns and will provide a solid foundation for future mineral resource estimations at this target.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

d) Muddy Creek

Muddy Creek, 8 km north of Island Mountain, is an Intrusion-Related Gold (IRG) target defined by expansive areas of high gold-in-soil anomalies and high grade gold rocks averaging 2.78 g/t gold for 264 samples. Three reconnaissance holes totaling 935 metres were drilled at Muddy Creek in 2011 to test the areas. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 metres apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 metres averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 metres averaging 0.29 g/t gold equivalent. The southwest directed hole, MC11-002, returned intervals of 45.0 metres averaging 0.52 g/t gold equivalent* and 44.2 metres averaging 0.51 g/t gold equivalent* within a broad 338.1 metre interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometres to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold over a 340 metre distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

Results of the program confirm that while drilling only tested a small portion of the Muddy Creek target, the veins at surface have significant vertical continuity and potential exists for higher grades laterally and at depth. Additional targets exist and warrant further drilling. Management continues to analyze Muddy Creek with further ground work likely to assess and prioritize further work at Muddy Creek. No work was completed at Muddy Creek during the period and none is planned for 2013.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

In 2012, Millrock completed an earn-in on the project by making the final  US$60,000 payment (total US$200,000 paid) and issuing 250,000 shares (total 1,000,000 received) to the Company.  Millrock acquired a 100% interest in the property under an option agreement signed in 2009, which also stipulated that Millrock had to fund US$2.7 million in exploration (completed) on the property. The Company has since transferred title to Millrock, however, Millrock must issue 1,000,000 shares upon filing a 43-101 report with a minimum 500,000 oz gold resource and an additional 1,000,000 shares upon commencement of commercial production.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 20,600 acres (8,336 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle-Hawk and Bou claims. Rubicon Minerals Corporation (“Rubicon”) had an option agreement to earn a 60% interest in the properties by funding a total of USD$4.8 million in exploration over 6 years. During the first quarter of 2011, Rubicon elected to terminate the option, returning full property interest to the Company subject to underlying royalties. The ER-Ogo-Fire and the Eagle-Hawk properties are subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favor of Capstone Mining Corp. The Bou is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company. Kiska holds a strategic land position in the region on trend and adjacent to Sumitomo’s Pogo Gold Mine. Work on the Goodpaster properties dating back to 1999 has identified anomalous pathfinder and gold-in-soil geochemical anomalies and gold

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

mineralization in rock samples on all of the properties held by Kiska. Drilling has intersected high-grade gold mineralization in quartz veins at the ER property, and elsewhere, stockwork-style narrow gold-bearing vein mineralization that is thought to occur above and laterally to the thick, high grade gold veins targeted in this district. At the Eagle Property, low-grade gold mineralization thought to represent Intrusion-Related Gold style mineralization has been identified in drilling. Management is seeking a partner to advance the Goodpaster properties. No work was done during the period.

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

Kiska has approximately 20.8 line-kilometres of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping at Copper Joe since acquiring the project and new claims were added to the land package. Results of this work indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometres by 1.4 kilometres in size.

There was no work undertaken on the property in 2012 and none is planned for 2013.

Australia Properties

Lachlan Fold Belt Properties

The Company holds one exploration licence covering 15,074 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper-gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been making staged cash payments which will total A$250,000 (received A$50,000) over the earn-in period.

Samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with felsic Ordovician intrusive suites,

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

so determining the age of the intrusive suites at Barmedman can be used as an indication of the economic potential.

A review of potential work programs for the Barmedman Property was conducted with Inmet in the fourth quarter of 2012. Based on this review, a field program was recommended and was completed during the period. The program consisted of airborne magnetics and radiometrics (150 metre line-spacing) to cover the entire 150 square kilometre property and ground based magnetics to identify the prospective felsic intrusive rocks. Results are pending.

Victoria Goldfields Properties

Effective June 27, 2008 and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with a subsidiary of Northgate Minerals Corporation, which was then acquired by AuRico Gold (AuRico), for three mining tenements in the Stawell Corridor of the Victoria Goldfields. Subsequently, AuRico sold its interests in Stawell area to Crocodile Gold Corporation (Crocodile). The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by September 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year. The Company has vested a 50% interest in the Murtoa licence and relinquished the Ararat South and Dundonnell licences.

Crocodile has opted not to contribute to exploration of the Murtoa licence and Kiska now has the right to earn 100% interest by funding the next A$2 million in exploration. The Company is seeking partners to fund further exploration.

In 2012, Kiska drilled 2181.5 metres of aircore in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence on the Murtoa property. The aim of the 2012 aircore drill program was to test two of the nine best targets defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods. Samples were collected from the overburden-bedrock interface. No significant mineralization was intercepted although one sample returned significant gold in rock chips, but results were not reproducible in duplicates or subsequent assays indicating that nugget gold may be present. The Company is now seeking a partner to advance exploration at the Murtoa property and systematically test the targets generated in previous programs.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and Yukon Territory. Projects include:

Snowcap (formerly Boulevard) Property

Formerly called the Boulevard Property, this property consists of 238 claims covering 4,975 hectares and is located approximately 135 kilometres south of Dawson City, Yukon. The property was staked with Northgate Minerals (now AuRico Gold), who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (now Independence Gold Corp. “Independence”) whereby Independence can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (received $64,000), issuing an aggregate of 400,000 shares (received

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

320,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Independence having the right to buy back 0.5% of the NSR for $750,000. In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 common shares of its capital stock to Kiska. Additional claims staked within the areas of interest are subject to the same NSR with a $500,000 buy-down of 0.5% and Independence must issue additional shares. The Company has received an additional 100,000 common shares upon staking new claims within this project area.

Since optioning the project Independence completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 metres core length. The 2011 program consists of further surface geochemistry and 6,000 metres of diamond drilling to test targets along the Boulevard Trend, a 20 kilometre long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Independence has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over Boulevard property.

Independence collected of approximately 3,500 in-fill soil samples in 2012 to better-define previously identified gold-in-soil geochemical anomalies within the Snowcap Trend. This follow-up sampling is designed to generate additional diamond drill targets.  A 2013 program has not yet been announced.

Gillis Property

The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The Company elected to terminate this option agreement and did not make the final $75,000 option payment to the underlying vendor.

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million. No work was completed during the period and none is planned in 2013.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims. No work was completed during the period and none is planned in 2013.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to AuRico Gold Corp., subject to an underlying 1.34% NSR. AuRico may

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On May 10, 2012 Aurico terminated the RDN property option agreement without having earned an interest in the property. Management will conduct a review of the data in 2013 and commence the search for another partner to advance the RDN.

Redton Project

The Redton project covers 23,655 hectares and is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest and holds a 3% NSR of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).

In 2012, a small surface program was completed on the property. A total of 548 soil samples were collected at Redton infilling areas of previous soil sampling. This work focused primarily on the central portion of the property 1.5 kilometres east of Serengeti Resources’ Kwanika copper-gold deposit. Four polymetallic soil geochemical anomalies were identified in the 2012 program which will aid in the prioritization of targets for future drill testing.

The Company reduced the Redton claim package during the year. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. This reduction in claims means the property is no longer subject to the Warren or Redton Resources net smelter royalties. Also, the Takla-Rainbow property option, which formed part of the Redton Project, was terminated by the Company during the year.  Management is seeking a partner to advance Redton in 2013.

Quesnel Trough Project

The Quesnel Trough project covers 17,676 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the properties by completing a preliminary assessment and spending $3,000,000 by December 31, 2013 (complete). In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties that were followed up by tighter spaced sampling. In 2010, a four hole program of diamond drilling totaling 245 metres tested targets on three of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive.

Exploration in 2012 targeted the Eye Property where 20.83 line kilometres of IP geophysics was completed. This data was combined with that from prior surveys to identify new targets. This work will be

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

followed up in 2013 with an additional 15 line kilometres of IP, MMI soil geochemical surveys and six proposed drillholes.

Thorn Property

The Thorn property, covering 18,854 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. On February 27, 2013, the Company completed the sale of the Thorn Property to Brixton Metals Corporation for $1.5 million in cash and seven million shares of Brixton. The sale was completed to rationalize the property ownership, allowing Brixton to move the project forward with greater flexibility and to enable Kiska to crystallize value from the project. Kiska now owns approximately 8% of the issued and outstanding shares of Brixton.

Prior to the sale, Brixton was funding exploration of the Thorn under an option agreement to earn a 51% interest in the Thorn by funding $5 million in exploration at the Thorn and making cash payments totaling $200,000 (a total of $150,000 had been paid – the Company has received $112,500, or 75% with the remaining 25% paid to Cangold Limited under a prior arrangement) and issuing a total of 400,000 common shares (300,000 had been issued – the Company has received 225,000 shares, or 75% with the remaining 25% paid to Cangold Limited under a prior arrangement) on or before December 12, 2013. After earning a 51% interest, Kiska could elect to have Brixton increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years.

Brixton completed 47 holes (8,567 metres) at Thorn in 2011 and 2012. The majority of Brixton’s exploration focused on high grade gold and silver at the Oban Breccia Zone following the intersection of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc over 95.08 metres in THN11-60. The intersection started at a depth of 6 metres and contained a 9.35 metre higher grade section that averaged 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starting 55.40 metres down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

This was followed up in 2012, where THN12-84 returned a long mineralized intersection of 105.82 g/t silver. 0.71 g/t gold, 0.90% lead, 1.76% zinc and 0.03% copper over 310 metres. This includes 123 metres that averaged 190.68 g/t silver, 1.19 g/t gold, 1.74% lead, 3.25% zinc and 0.06% copper. With this drilling, the Oban Zone is shown to be open to the south and has now been traced in drilling over a distance of 140 metres in a north-south direction, and to a depth of 325 metres.

Drilling in 2011 also tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extentI, intersecting gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 metre strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 metres of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 metre step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 metres northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees. This hole intersected 19.78 metres averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

Nine holes tested targets over a 900 metre trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 metres of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 metres of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 metres averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 metres depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 metres of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 metres. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project.  The project is subject to a 1.5 % NSR in favour of Franco-Nevada Corporation. On July 18, 2012, the Company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of CDN$1,500,000 ($1,499,995 net of transaction fee).

Wernecke Breccia Project

Wernecke Breccia project is situated in the Wernecke Mountains approximately 180 kilometres northeast of Mayo in east-central Yukon Territory. In 2006 and 2007, Fronteer Development Group conducted field programs focused on refining drill targets at a series of high priority iron-oxide-copper-gold +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Twenty-seven holes were completed in 2007 to test these targets, yielding results such as 0.97 g/t gold and 2.51% copper in the only hole drilled Pagisteel Fault target and 0.44% copper over 126.7 metres at the Hoover Central Zone, 12 kilometres to the southeast of historical holes. Fieldwork in 2006 and 2007 led to the recognition of new uranium and copper-gold mineralization in 9 target areas discovery of the MDV and Atomtan uranium-copper-gold targets.

No exploration has been undertaken since 2009.  Newmont is the operator of the project, having acquired it through acquisition of Fronteer Development Group in 2011. Fronteer funded 100% of the required $2 million in exploration expenditures to earn an 80% interest and as such, Newmont now holds 80% with the Company holding the remaining 20% interest. Franco-Nevada Corporation and NVI Mining Ltd. retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital. No work was completed in 2012 and Newmont has not indicated if work is planned on the project in 2013.

Williams Property

The Williams property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

The Williams property covers two distinct gold-bearing prospects. The T-Bill Target is a 3 sq. km area of carbonate alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

veining. The GIC Prospect, located 3 kilometres to the north, is a little explored 500 x 900 metre gold-copper soil geochemical anomaly centred on a prominent gossan. These two prospects were discovered independently by major companies conducting regional stream-sediment sampling programs in the early 1980's. In the 1980's, 15 diamond drill holes were completed at the T-Bill prospect, returning intersections such as 2.0 metres of 35.0 g/t gold, and 4.0 metres 11.0 g/t gold, 1.5 metres of 24.7 g/t gold, and 2.0 metres of 24.8 g/t gold. The Company is searching for a joint venture partner for this property. No work was completed in 2012 and none is planned for 2013.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 67 kilometres southeast of the Kemess Mine and 200 kilometres north-northeast of Smithers. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul copper-gold porphyry project. Additionally, the project was expanded with the purchase of a mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011). These transactions result in the Company owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto.

The most recent drilling at Kliyul, in 2006, yielded encouraging copper and gold intersections from two holes. In KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold. KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property and both ended in mineralization. In 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up the 2006 drilling and identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. No work programs were completed on the property in 2012. Office-based interpretation of the Kliyul data and target refinement was undertaken and management is now seeking a partner to fund drilling of the Kliyul targets in 2013.

Mexico Properties

The Company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company held a 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company received a total of 200,000 shares of Evrim during 2011 and 220,000 shares during 2012.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

Nevada Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”). Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease. Subsequently, Desert Hawk has been acquired by Meadow Bay Gold Corporation. The property (together with the Hilltop Property) was returned to Kiska in 2012 and management is currently seeking a new partner for the project.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007. During the period, the Company added the Hilltop Property to the Colorback lease and purchase agreement with Meadow Bay Gold Corporation. The property (together with the Colorback Property) was returned to Kiska in 2012 and management is currently seeking a new partner for the project.

Royalty Properties

The Company has a portfolio of royalties that it owns on properties around the world. Many of the royalty properties are at an early stage and not expected to generate significant revenues in the near term, if ever. However certain royalties are on targets in active mining districts and management is assessing their potential to generate revenue in the near to medium term. In particular, the Company is reviewing royalties held on properties and targets in New Zealand and the East Timmins area of Ontario.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended March 31, 2013

MINERAL PROPERTY EXPENDITURES

The Company’s expenditures on mineral property operations can be characterized as follows:

	Three months ended March 31
	2013	2012	Change
MINERAL PROPERTY OPERATIONS
Acquisition expenditures	$ 59,152	$ 57,798	$ 1,354
Depreciation and Amortization	49,510	59,095	9,585
Exploration expenditures
Assays and analysis	6,537	1,513	4,561
Camp & support	2,662	7,967	(5,305)
Communications	5,919	9,964	(4,045)
Community CSR	30,965	32,088	(1,123)
Consultants - Geological	34,796	86,315	(51,519)
Consultants - Geophysical	170,770	50,793	119,977
Consultants – Engineering	15,130	-	15,130
Data management and maps	64	2,735	(2,671)
Drilling and trenching	-	46,555	(46,555)
Equipment	137	866	(729)
Filing fees, licences and permits	-	31,627	(31,627)
Fixed wing aircraft	5,357	9,040	(3,683)
Fuel	58	6,614	(6,556)
Helicopter	-	9,536	(9,536)
Materials and supplies	1,062	5,932	(4,870)
Rent	6,753	10,625	(3,872)
Repairs and maintenance	613	10,705	(10,092)
Salaries and employee benefits	278,823	405,509	(126,686)
Share-based compensation	20,557	112,002	(91,445)
Travel	1,568	27,382	(25,814)
Utilities	305	-	305
	$ 582,076	$ 867,767	$ (285,691)
Exploration reimbursements	(150,059)	(5,711)	(144,348)
Environmental costs and site preparation	3,532	8,842	(5,310)
Total Exploration Expenditures	$ 435,549	$ 870,898	$ (435,349)
Total Mineral Property Expenditures	$ 544,211	$ 987,791	$ (443,580)

Overall results

For the period ended March 31, 2013, total mineral property expenditures have decreased by 45% to $.5 million over the same period in 2012.  This is primarily the result of management’s decision to postpone any work program for the Whistler project but continue to maintain the camp for the remainder of the year In addition management has made significant efforts to reduce overall costs in both the head office and in Alaska.  In particular management has decreased staffing levels and rates and is currently planning to shut down the Anchorage office.

In contrast to the overall decrease in total mineral property expenditures, Whistler specific geophysical consultant expenditures increased by 237% to $170,770 over the same period in 2012 as a result of management’s decision to conduct selected engineering and preliminary design studies related to an evaluation of the Whistler project.  Although the majority of this work was completed in the fourth quarter of 2012, in some cases the Company was not invoiced until the first quarter of 2013.

For the period ended March 31, 2013 geological consulting expenditures and engineering consulting expenditures remained high at $34,796 and $15,130 respectively.  These expenditures were also related to the economic evaluation of the Whistler project and while most of this work was performed in fourth quarter of 2012, some of it was not invoiced until first quarter of 2013.

Share based compensation also decreased by 91% to $20,557 over the same period in 2012 as a result 1.5 million options expiring in the first quarter of 2013 along with the fact that the company has not issued options since 2011.

QUARTERLY FINANCIAL RESULTS

For the three months ended March 31, 2013, the Company reported net income of $1.8 million ($0.02 per share) compared to a net loss of $1.7 million ($(0.02) per share) for the same period in 2012.  This increase in net income of $3.6 million can be largely attributed to the sale of the Company’s Thorn property for $1.5 million in cash and seven million shares to Brixton Metals Corporation.  Excluding the sale the Company would have reported a net loss of $.9 million for the period ended March 31, 2013 or a 46% decrease over the same period in 2012.  This overall decrease of 46% for the period is mostly attributed to a 44% overall decrease in mineral property expenditures and 46% decrease in head office operating costs over the same period in 2013.

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Revenues	$ 2,777	$ 190	$ 1,605	$ -	$ 17	$ 325	$ 291	$ 1
Income (loss) from operations	1,822	(1,796)	97	(1,493)	(1,714)	(3,609)	(9,793)	(5,175)
Comprehensive income (loss)	1,835	(1,899)	273	(1,650)	(1,717)	(3,297)	(10,240)	(5,367)
Income (loss) per common share	$ 0.02	$ (0.02)	$ 0.00	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.10)	$ (0.05)

The Company’s expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2013

LIQUIDITY

	2013 Q1	2012 Q1	2012	2011
Cash flows from operating activities	$ 427,317	$(1,023,181)	$(3,424,844)	$(19,754,934)
Cash flows from investing activities	(1,692)	(23,025)	1,133	224,626
Cash flows from financing activities	-	-	-	20,032,874
Net cash flows	425,625	(1,046,206)	(3,423,711)	502,567
Cash balances	$ 3,803,071	$ 5,754,077	$ 3,377,446	$ 6,800,283

The Company had working capital of $5.9 million at March 31, 2013 compared with working capital of $4.1 at December 31, 2012. This increase in attributable to the sale of the Thorn property for $1.5 million in cash and seven million shares of Brixton Metals Corporation.  Excluding the sale working capital would have would have been $3.2 million for the period ended March 31, 2013 or a decrease of $.9 million over the same period in 2012.

For the period ended March 31, 2013 cash outflows in operating activities increased by $49,502 (excluding $1,500,000 Thorn sale proceeds) over the same period in 2012.  The slight increase in cash outflows is attributed to the Company paying for services performed in the fourth quarter of 2012 for studies relating to the economic evaluation of the Whistler project.

The Company had very little investment activity for the period ended March 31, 2013 which is evident with only $1,692 cash outflow for the purchase of property and equipment compared to $23,025 for the same period in 2012.

The company has not had any financing activity since 2011 when a bought deal financing occurred for proceeds of $16,000,263 in addition to $4,032,611 of financing raised from the exercise of stock options and warrants.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities through 2013.  Any significant future exploration and development of the Whistler project may require the Company to raise additional capital through equity financing.  The Company’s strategy will be to use the equity financing to fund exploration activities until sufficient cash flow can be generated from mining operations.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2013

CAPITAL RESOURCES

Shareholder’s Equity

As at the date of this report the Company had 99,253,559 issued and outstanding common shares and options to purchase 6,405,941 common shares.

During the three-month period, a total of 1,474,366 options expired and 272,500 options were forfeited due to termination of option holders without exercise.

As at March 31, 2013, the Company had the following common shares, warrants and stock options outstanding:

Common shares	99,253,559
Stock options	6,405,941
Warrants	-
Fully diluted common shares outstanding	105,659,500

Options

Details of outstanding share purchase options are disclosed in Note 13 of the financial statements.

Warrants

Details of outstanding share purchase warrants are disclosed in Note 12 of the financial statements.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The Company has an operating lease expiring August 31, 2015 for office space occupied by its head office as well as an operating lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

	Total	Less than 1 year	1 – 5 years	More than 5 years
Operating leases	$ 648,194	$ 285,461	$ 362,733	-
Conditional option payments	54,720	54,720	-	-
Conditional exploration expenditures	7,462,298	419,998	7,042,300	-
Total contractual obligations	$ 8,165,212	$ 760,179	$ 7,405,033	-

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total operating lease expense included in general and administrative expense for the three months ended March 31, 2013 was $64,303 (2012: $211,629).

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 9 of the consolidated interim financial statements.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies during the period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian Dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

ESTIMATES, RISKS AND UNCERTAINTIES

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including but not limited to international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (British Columbia), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

OTHER INFORMATION

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The Company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the Company can be accessed at the Company’s website (www.kiskametals.com).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2013

CORPORATE INFORMATION (as at May 30, 2013)

Head Office:

Suite 575 – 510 Burrard Street

Vancouver, BC   V6C 3A8

Directors:

Geoffrey Chater

Bipin Ghelani

George Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Officers:

Jason S. Weber, President and CEO

Chris Kerr, CFO

Mark E. Baknes, VP Exploration

Alan J. Hutchison, Corporate Secretary

Auditor:

Hay & Watson, Chartered Accountants

Suite 900, 1450 Creekside Drive

Vancouver, BC V6J 5B3

Legal Counsel:

Dentons Canada LLP

20th Floor, 250 Howe Street

Vancouver, BC

V6C 3R8

Transfer Agent:

Computershare Investor Services

2nd Floor – 510 Burrard Street

Vancouver, BC   V6C 3B9

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2013

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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